SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on February 11, 2014  related to the financial statements for the six month period ended December 31, 2013.

In compliance with Section 63 of the Stock Exchange Regulations, this is to report to you the following:

	12/31/2013	12/31/2012
In thousands of Pesos
Comprehensive net income
Income attributable to:
Company's shareholders	(332,030)	60,760
Non-controlling interest	(22,739)	115,958

Shareholders' Equity:
Capital stock	496,562	496,562
Treasury shares	5,001	5,001
Restatement for capital stock and treasury shares	65,425	65,425
Share premium	773,079	773,079
Share warrants	106,264	106,264
Reserve for conversion	171,358	(33,723)
Changes in non-controlling interest	(9,706)	(8,014)
Reserve for equity based payments	19,417	7,703
Legal reserve	81,616	46,835
Reserve for new projects	217,065	337,065
Special reserve	633,940	-
Retained earnings	(331,151)	756,773
Non-controlling interest	2,221,107	2,291,320
Total Shareholders' Equity	4,449,977	4,844,290

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 501,562,730, divided into 501,562,730 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 190,681,047 shares, representing 38.02% of the issued subscribed capital stock.

In addition, as of December 31, 2013, 305,880,929 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 60.99% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,000,754 treasury shares as of December 31, 2013, representing 1.00% of its subscribed and issued stock capital.
It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of US$ 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants were amended: the ratio of shares to be issued per warrant was changed to 0.35100598 and the exercise price per share to be acquired was changed to US$ 1.5954. Subsequently, following the payment of the cash dividend made on November 30, 2012, the terms of the warrants were amended again; in this way, the ratio of shares to be issued per warrant is USD 0.36727981 and the exercise price per share to be acquired is USD 1.5247. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 566,806,160. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 31,137,629 common shares, representing an interest of 39.13% over the subscribed capital, i.e. 221,818,676 shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

February 11, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets